Exhibit 99.1

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	March 31 2015	December 31 2014
Assets
Current assets
Cash and cash equivalents	11	42	53
Trade receivables and other	11	443	447
Derivative financial instruments	11	38	52
Inventory		107	137
		630	689
Non-current assets
Property, plant and equipment	5	8,098	7,560
Intangible assets and goodwill		2,839	2,841
Investments in equity accounted investees		152	153
Deferred tax assets		19	19
		11,108	10,573
Total Assets		11,738	11,262

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities	11	529	550
Tax payable	11	5	58
Dividends payable	11	49	49
Loans and borrowings	6, 11	4	4
Derivative financial instruments	11	32	44
		619	705
Non-current liabilities
Loans and borrowings	6, 11	2,886	2,466
Convertible debentures	11	386	391
Derivative financial instruments	11	65	73
Employee benefits, share-based payments and other		31	44
Deferred revenue		45	44
Decommissioning provision	7	473	410
Deferred tax liabilities		829	793
		4,715	4,221
Total Liabilities		5,334	4,926
Equity
Equity attributable to shareholders of the Company
Common share capital	8	6,974	6,876
Preferred share capital		879	880
Deficit		(1,438)	(1,400)
Accumulated other comprehensive income		(11)	(20)
Total Equity		6,404	6,336
Total Liabilities and Equity		11,738	11,262

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

3 Months Ended March 31 ($ millions, except per share amounts)	Note	2015	2014
Revenue		1,154	1,759
Cost of sales		942	1,459
Gain on commodity-related derivative financial instruments		16	2
Gross profit		228	302

General and administrative		49	37
Other (income) expense		(1)	1
		48	38
Results from operating activities		180	264
Net finance costs	9	13	61
Earnings before income tax and equity accounted investees		167	203

Share of loss of investment in equity accounted investees, net of tax		2
Current tax expense		22	34
Deferred tax expense		23	22
Income tax expense		45	56

Earnings and comprehensive income attributable to shareholders		120	147
Other comprehensive income

Exchange differences on translation of foreign operations that will not be reclassified into earnings, net of tax		9
Other comprehensive income, net of tax		9
Total comprehensive income attributable to shareholders		129	147
Earnings per common share – basic (dollars)		0.32	0.44
Earnings per common share – diluted (dollars)		0.32	0.41
Weighted average number of common shares (millions)
Basic		339	319
Diluted		340	340

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non- controlling Interest	Total Equity
December 31, 2014		6,876	880	(1,400)	(20)	6,336		6,336
Earnings				120		120		120
Exchange difference on translation of foreign operation					9	9		9
Total Comprehensive Income				120	9	129		129
Transactions with shareholders of the Company
Common shares issued, net of issue costs
Dividend reinvestment plan	8	86				86		86
Debenture conversions	8	6				6		6
Share-based payment transactions and other	8	6	(1)			5		5
Dividends declared – common	8			(148)		(148)		(148)
Dividends declared – preferred	8			(10)		(10)		(10)
Total transactions with shareholders of the Company		98	(1)	(158)		(61)		(61)
March 31, 2015		6,974	879	(1,438)	(11)	6,404		6,404

December 31, 2013		5,972	391	(1,189)	(8)	5,166	5	5,171
Earnings and total comprehensive income				147		147		147
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs			245			245		245
Dividend reinvestment plan		77				77		77
Debenture conversions		118				118		118
Share-based payment transactions and other		5				5		5
Dividends declared – common				(134)		(134)		(134)
Dividends declared - preferred				(6)		(6)		(6)
Total transactions with shareholders of the Company		200	245	(140)		305		305
March 31, 2014		6,172	636	(1,182)	(8)	5,618	5	5,623

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

3 Months Ended March 31 ($ millions)	Note	2015	2014
Cash provided by (used in)
Operating activities
Earnings		120	147
Adjustments for
Depreciation and amortization		57	54
Net finance costs	9	13	61
Share of loss of investment in equity accounted investees, net of tax		2
Income tax expense		45	56
Share-based compensation expense		13	10
Unrealized loss (gain) on commodity-related derivative financial instruments		2	(4)
Change in non-cash operating working capital		(32)	23
Other		16
Share-based compensation payment		(27)	(30)
Net interest paid		(14)	(11)
Tax paid		(75)	(45)
Cash flow from operating activities		120	261
Financing activities
Bank borrowings and issuance of debt		280
Repayment of loans and borrowings		(461)	(50)
Issuance of medium term notes		600	250
Issue costs and financing fees		(2)	(8)
Exercise of stock options		2	4
Dividends paid (net of shares issued under the dividend reinvestment plan)		(72)	(62)
Cash flow from financing activities		347	134
Investing activities
Capital expenditures		(498)	(287)
Changes in non-cash investing working capital and other		28	(1)
Interest paid during construction		(13)	(4)
Recovery of assets or proceeds from sale		24	1
Contributions to equity accounted investees		(19)	(2)
Cash flow used in investing activities		(478)	(293)
Change in cash		(11)	102
Cash, beginning of period		53	51
Cash and cash equivalents, end of period		42	153

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.    REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the three months ended March 31, 2015. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 5, 2015.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2.    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2014 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

New standards adopted in 2015

The following amendments to existing standards issued by the International Accounting Standards Board ("IASB") were adopted as of January 1, 2015, without any material impact to Pembina's Interim Financial Statements: IAS 24 Related Party Disclosures and IFRS 8 Operating Segments.

New Standards and Interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee ("IFRIC") and are effective for accounting periods beginning on or after January 1, 2016. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively, with some exemptions. Early adoption is permitted. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 15 Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2017; however, the IASB has proposed to defer to January 1, 2018. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017, or when determined effective. The extent of the impact of adoption of the standard has not yet been determined.

3.    DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2014 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

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Pembina Pipeline Corporation

4.    ACQUISITION

On October 24, 2014, the acquisition date, Pembina acquired the Vantage pipeline system ("Vantage") and Mistral Midstream Inc.'s interest in the Saskatchewan Ethane Extraction Plant for total consideration of $733 million (U.S.$653 million).

The purchase price equation, which was finalized during the first quarter of 2015, is based on assessed fair values and is as follows:

($ millions)
Cash	10
Trade receivables and other	4
Property, plant and equipment	451
Intangible assets	204
Goodwill	137
Other long-term assets	2
Trade payables and accrued liabilities	(23)
Deferred tax liabilities	(52)
733

For more information, please see Note 6 of the consolidated financial statements for the year ended December 31, 2014. Goodwill as originally presented was $130 million; adjustments to goodwill in the table above are due to the recognition of additional deferred tax liabilities of $11 million and property, plant and equipment of $4 million.

5.    PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2014	148	3,419	3,276	795	1,211	8,849
Additions		7	49	6	436	498
Acquisition (Note 4)					4	4
Change in decommissioning provision		39	22			61
Capitalized interest					16	16
Transfers		20	214	9	(243)
Disposals and other		6	(3)	(2)		1
Balance at March 31, 2015	148	3,491	3,558	808	1,424	9,429

Depreciation
Balance at December 31, 2014	5	872	320	92		1,289
Depreciation		15	21	8		44
Disposals		(1)	(1)			(2)
Balance at March 31, 2015	5	886	340	100		1,331

Carrying amounts
December 31, 2014	143	2,547	2,956	703	1,211	7,560
March 31, 2015	143	2,605	3,218	708	1,424	8,098

Commitments

At March 31, 2015, the Company has contractual construction commitments for property, plant and equipment of $1,659 million (December 31, 2014: $1,978 million), excluding significant projects awaiting regulatory approval.

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Pembina Pipeline Corporation

6.    LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions)	Available facilities at March 31, 2015	Nominal interest rate	Year of maturity		March 31, 2015	December 31, 2014
Operating facility(1)	30	prime + 0.45 or BA(2) + 1.45	2015	(3)
Revolving unsecured credit facility(1)	1,500	prime + 0.45 or BA(2) + 1.45	2019		326	506
Senior unsecured notes – Series C	200	5.58	2021		198	197
Senior unsecured notes – Series D	267	5.91	2019		266	266
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		448	448
Senior unsecured medium-term notes 3	350	4.75	2043		350	198
Senior unsecured medium-term notes 4	600	4.81	2044		596	596
Senior unsecured medium-term notes 5	450	3.54	2025		448
Finance lease liabilities					9	10
Total interest bearing liabilities	4,097				2,890	2,470
Less current portion					(4)	(4)
Total non-current					2,886	2,466

(1)	The nominal interest rate is based on the Company's credit rating at March 31, 2015.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

On February 2, 2015, Pembina issued $600 million of senior unsecured medium-term notes conducted in two tranches consisting of $450 million in senior unsecured medium-term notes, series 5 having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025, and $150 million through the re-opening of its 4.75 percent medium-term notes, series 3, due April 30, 2043.

On April 16, 2015, Pembina received commitments from its bank syndicate to increase the Company's unsecured revolving credit facility to $2 billion and to retain the accordion feature, at Pembina's option, for an additional $750 million. The unsecured revolving credit facility maturity date was extended to May 31, 2020.

All facilities are governed by specific debt covenants which Pembina was in compliance with as at March 31, 2015 (December 31, 2014: in compliance).

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Pembina Pipeline Corporation

7.    DECOMMISSIONING PROVISION

($ millions)	Total
Balance at December 31, 2014	410
Unwinding of discount rate	2
Change in rates	56
Additions	15
Change in estimates and other	(10)
Balance at March 31, 2015	473

The Company applied a 2 percent inflation rate per annum (December 31, 2014: 2 percent) and a risk free rate of 1.99 percent (December 31, 2014: 2.33 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. No re-measurements were credited to depreciation expense for the three months ended March 31, 2015 (December 31, 2014: $8 million).

8.    SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (thousands)	Common Share Capital
Balance at December 31, 2014	337,924	6,876
Dividend reinvestments	2,258	86
Debenture conversions	203	6
Share-based payment transactions	72	6
Balance at March 31, 2015	340,457	6,974

Dividends

The following dividends were declared by the Company:

3 Months Ended March 31 ($ millions)	2015	2014
Common shares
$0.435 per qualifying share (2014: $0.42)	148	134

Preferred shares
$0.265625 per qualifying Series 1 share (2014: $0.265625)	3	3
$0.29375 per qualifying Series 3 share (2014: $0.29375)	2	2
$0.3125 per qualifying Series 5 share (2014: $0.1507)	3	1
$0.28125 per qualifying Series 7 share (2014: $nil)	2
	10	6

On April 10, 2015, Pembina announced that the Board of Directors declared a dividend for April of $0.145 per qualifying common share ($1.74 annualized) in the total amount of $49 million. On the same date, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share and $0.28125 per qualifying Series 7 preferred share in the total amount of $10 million payable on June 1, 2015.

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Pembina Pipeline Corporation

9.    NET FINANCE COSTS

3 months Ended March 31 ($ millions)	2015	2014
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	15	14
Convertible debentures	7	10
Unwinding of discount rate	2	3
Loss in fair value of non-commodity-related derivative financial instruments	3	2
(Gain) loss on revaluation of conversion feature of convertible debentures	(11)	34
Foreign exchange gain and other	(3)	(2)
Net finance costs	13	61

10.  OPERATING SEGMENTS

3 Months Ended March 31, 2015 ($ millions)	Conventional Pipelines(1)(4)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	154	55			(20)	189
Terminalling, storage and hub services				911		911
Gas services			54			54
Total revenue	154	55	54	911	(20)	1,154
Operating expenses	56	20	17	18	(2)	109
Cost of goods sold, including product purchases				798	(19)	779
Realized gain on commodity-related derivative financial instruments				18		18
Operating margin	98	35	37	113	1	284
Depreciation and amortization included in operations	19	4	8	23		54
Unrealized loss on commodity-related derivative financial instruments	1			1		2
Gross profit	78	31	29	89	1	228
Depreciation included in general and administrative					3	3
Other general and administrative	2	3	2	7	32	46
Other expenses (income)	3	(3)		(1)		(1)
Reportable segment results from operating activities	73	31	27	83	(34)	180
Net finance (income) costs				(1)	14	13
Reportable segment earnings (loss) before tax	73	31	27	84	(48)	167
Share of loss of investment equity accounted investees, net of tax				2		2
Capital expenditures	285	5	72	123	13	498

(1)	8 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $54 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Conventional Pipelines revenue includes $2 million associated with U.S. pipeline sales.

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Pembina Pipeline Corporation

3 Months Ended March 31, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	117	52			(13)	156
Terminalling, storage and hub services				1,561		1,561
Gas services			42			42
Total revenue	117	52	42	1,561	(13)	1,759
Operating expenses	40	18	13	25	(1)	95
Cost of goods sold, including product purchases				1,325	(13)	1,312
Realized loss on commodity-related derivative financial instruments				2		2
Operating margin	77	34	29	209	1	350
Depreciation and amortization included in operations	13	5	6	28		52
Unrealized gain on commodity-related derivative financial instruments	1			3		4
Gross profit	65	29	23	184	1	302
Depreciation included in general and administrative					2	2
Other general and administrative	3	1	1	6	24	35
Other expenses			1			1
Reportable segment results from operating activities	62	28	21	178	(25)	264
Net finance costs	1			2	58	61
Reportable segment earnings (loss) before tax	61	28	21	176	(83)	203
Capital expenditures	141	5	72	65	4	287

(1)	6 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $86 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.

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Pembina Pipeline Corporation

11.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	March 31, 2015			December 31, 2014
($ millions)	Carrying Value		Fair Value	Carrying value		Fair Value
Financial assets carried at fair value
Derivative financial instruments	38		38	52		52

Financial assets carried at amortized cost
Cash and cash equivalents	42		42	53		53
Trade and other receivables	443		443	447		447
	485		485	500		500

Financial liabilities carried at fair value
Derivative financial instruments	97		97	117		117

Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	529		529	550		550
Tax payable	5		5	58		58
Dividends payable	49		49	49		49
Loans and borrowings	2,890		3,114	2,470		2,590
Convertible debentures	386	(1)	578	391	(1)	592
	3,859		4,275	3,518		3,839

(1)	Carrying value excludes conversion feature of convertible debentures.

The basis for determining fair value is disclosed in Note 3.

12.  SUBSEQUENT EVENTS

On April 10, 2015 Pembina issued 9,000,000 cumulative redeemable rate reset class A preferred shares, Series 9 ("Series 9 Preferred Shares") for aggregate gross proceeds of $225 million (the "Offering"). The Series 9 Preferred Shares are trading on the Toronto Stock Exchange under the symbol PPL.PR.I.

Dividends on the Series 9 Preferred Shares are expected to be $0.2969 quarterly, or $1.1875 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2020. The first dividend, if declared, will be payable September 1, 2015, in the amount of $0.4685 per share.

On May 5, 2015, Pembina announced that it increased its monthly dividend on its common shares by 5.2 percent from $0.145 per common share per month (or $1.74 annualized) to $0.1525 per common share per month (or $1.83 annualized) effective as of the May 25, 2015 record date, payable June 15, 2015.

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Pembina Pipeline Corporation

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CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.C, PPL.DB.E, PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com

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